                      REQUIRED INFORMATION

     See Appendix 1.


                           SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              SAVINGS PLAN FOR THE EMPLOYEES OF
                              ETHYL CORPORATION



                              BY:   /s/ Charles B. Walker
                                   Charles B. Walker
                                   Chairman of the Savings Plan
                                        Committee



Dated:  June 22, 1994

                          EXHIBIT INDEX


          23.1      Consent of Independent Auditors

                           EXHIBIT 23.1



                CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statements of Ethyl Corporation on forms S-8 (File Nos. 33-44990, 33-49790, 33-50368, 33-50366, 33-35756 and 33-50403) of our report dated June 22, 1994, on our audits of the financial statements of the Savings Plan for the Employees of Ethyl Corporation as of December 31, 1993 and 1992, and for the years ended December 31, 1993, 1992 and 1991, and the supporting schedules of investments as of December 31, 1993 and 1992, which report is included in this Annual Report on Form 11-K.




                                          /s/ Coopers & Lybrand
                                          COOPERS & LYBRAND


Richmond, Virginia
June 28,1994

                             Appendix 1

The financial information has been filed in paper format on Form SE.